UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
IAC/InterActiveCorp Retirement Savings Plan
B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

IAC/InterActiveCorp Retirement Savings Plan

* Other Schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

2

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the IAC/InterActiveCorp Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan (the "Plan") as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan's auditor since 1998.

New York, New York June 26, 2020

IAC/InterActiveCorp Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Cash	$406	$261,370
Investments, at fair value	435,331,075	326,171,757
Receivables:
Notes receivable from participants	4,410,243	3,742,826

Net assets available for benefits	$439,741,724	$330,175,953
See accompanying Notes to Financial Statements.

IAC/InterActiveCorp Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019
Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value of Plan investments	$76,330,024
Dividend, interest and other income	6,385,510
Total investment income	82,715,534
Contributions:
Participant	42,315,745
Employer, net of forfeitures	19,455,391
Participant rollover	6,158,644
Total contributions	67,929,780
Net additions	150,645,314

Deductions from net assets attributed to:
Benefits paid to participants	(38,635,757)
Administrative expenses	(832,022)
Total deductions	(39,467,779)
Net increase	111,177,535
Transfers net, to other plans	(1,611,764)
Net assets available for benefits—beginning of year	330,175,953
Net assets available for benefits—end of year	$439,741,724
See accompanying Notes to Financial Statements.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements

Note 1—Description of the Plan
The following description of the IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all U.S. employees of IAC/InterActiveCorp (“IAC” or the “Company”) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants can make pre-tax contributions, after-tax contributions and/or Roth 401(k) contributions (including an irrevocable In-Plan Roth rollover) ranging from 1% to 50% of their compensation (as defined in the Plan document) through payroll deductions. Participant contributions are subject to annual limitations established by the Internal Revenue Service (“IRS”). For 2019, the IRS limited the annual tax-deferred contribution to $19,000 for each participant. The Plan allows participants age 50 or older to make additional tax-deferred catch up contributions (limited to $6,000 for each participant in 2019). Other IRS limits exist for certain highly compensated employees participating in the Plan. The Plan permits rollover contributions, including Roth rollovers, from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution. Participants can generally direct their contributions to any of the Plan’s investment options and may generally change their investment options on a daily basis. Employees who are 18 years of age or older are eligible to participate upon commencement of service (as defined in the Plan document).
All newly hired (and rehired) employees are automatically enrolled in the Plan, with pre-tax contributions of 6% of their compensation (as defined in the Plan document) through payroll deductions commencing approximately 90 days after the date of their first paycheck. These payroll deductions are directed into the T. Rowe Price Retirement Trust Funds based on the employee's expected year of retirement. Employees are notified of their automatic enrollment in advance and may elect to not participate in the Plan, change the default investment option, or, change the default contribution percentage prior to the first automatic deferral.
Prior to July 2019, the Company contributed an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. In June 2019, the Company approved a change to its matching contribution to 100% of the first 10% of compensation, subject to IRS limits on the Company's matching contribution, that a participant contributes to the Plan. This change was phased in beginning July 1, 2019 and was implemented by most of IAC's subsidiaries participating in the Plan by January 1, 2020. The Company may also make a discretionary contribution of funds annually, which, if applicable, would be determined by the Company’s Board of Directors (or a Committee thereof).
Company matching contributions and discretionary contributions are directed to Plan investment options based upon the respective participant’s investment election.
Participant Accounts and Allocations
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and the Company’s discretionary contribution, if any, as well as an allocation of Plan earnings (losses). Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined in the Plan document. Fees charged for participant loans and distributions are allocated directly to the relevant participant’s account. The benefit to which each participant is entitled is the vested portion of each such participant’s account.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Vesting
Participant contributions are fully vested at the time of contribution. Generally, 100% of Company matching contributions (plus earnings thereon) vest after two years of credited service. For participants in plans that were merged into the Plan, the Company matching contributions may vest over different periods. In these cases, participants should refer to the applicable Plan amendments for a complete description of vesting provisions.
Forfeitures
Company matching contributions that do not vest become forfeitures. Forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned, in accordance with applicable law. Remaining amounts, if any, are used to reduce prospective Company matching contributions and discretionary contributions, and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled approximately $0.6 million at both December 31, 2019 and 2018. The amount of forfeitures used to reduce the Company's matching contributions for the year ended December 31, 2019 totaled approximately $0.6 million.
Notes Receivable from Participants
Generally, participants may borrow from their accounts a minimum of $1,000, up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Except for loans used to purchase a primary residence, which can have terms of up to 15 years, loan terms are limited to a maximum of five years. Any loans that have been transferred into the Plan from a previous plan are subject to the terms of the initial loan. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates at the time of the loan as determined by the recordkeeper. Principal and interest are paid ratably through regular payroll deductions. Upon a termination of employment, any outstanding loans are due and payable within 90 days following the termination date. At both December 31, 2019 and 2018, interest rates on outstanding loans ranged from 4.25% to 6.50% ,with maturity dates through August 29, 2034 and September 29, 2033, respectively.
Payment of Benefits
Upon retirement, a termination of employment, death, disability, financial hardship or the attainment of age 59 1/2, vested participant accounts generally become distributable in the form of a lump sum payment or substantially equal installments of cash as previously elected by the participant in accordance with applicable law and the Plan. Participant vested account balances of more than $5,000 may be left in the Plan as previously elected by the participant in accordance with applicable law and the Plan, provided, however, that related distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70 1/2. Vested participant account balances of less than $5,000 but more than $200 will be automatically rolled over into an individual retirement account unless the participant elects otherwise. Vested participant account balances of $200 or less will be automatically distributed in a lump sum. When participants reach the age of 59 1/2, they may elect to withdraw some or all of their vested account balance while still employed. In some cases, pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Generally, participants who have made after-tax contributions may elect to withdraw some or all of their vested account balance with no limit on the number of withdrawals of this type.
Plan Termination
Although the Company has expressed no intent to terminate the Plan, if the Plan is terminated by the Company, all amounts credited to the participant accounts would become 100% vested and the net assets would be distributed to participants.
Administrative Expenses
Substantially all of the administrative expenses are borne by the Plan unless the Company elects to pay such expenses.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires Plan management to make estimates, judgments and assumptions that impact the reported amounts in the financial statements and the accompanying notes. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Plan investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Note 3—Fair Value Measurements" for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.
Benefit Payments
Benefit payments are recorded when paid.
Accounting Pronouncement adopted by the Plan
ASU No. 2018-09, Codification Improvements
In July 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2018-09, which, among other things amends the fair value hierarchy disclosure and clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with Topic 820, Fair Value Measurement. The provisions of ASU No. 2018-09 are effective for reporting periods beginning after December 15, 2018 and should be applied prospectively, with early adoption permitted. The Plan adopted ASU No. 2018-09 on January 1, 2019. In connection with the adoption of ASU No. 2018-09, the Plan has prospectively included investments in common collective trust funds in the fair value hierarchy disclosure that were previously excluded from such disclosure.
Accounting Pronouncement not yet adopted by the Plan
ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement
In August 2018, the FASB issued ASU No. 2018-13, which modifies the disclosure requirements on fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019 with early adoption permitted. The majority of the disclosure

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

changes are to be applied on a prospective basis. The Plan will adopt ASU No. 2018-13 effective January 1, 2020 and its adoption is not expected to have a material effect on the Plan's financial statements.

Note 3—Fair Value Measurements
Plan management categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

•	Level 1: Observable inputs obtained from independent sources, such as quoted market prices for identical assets and liabilities in active markets.

•
Level 2: Other inputs, which are observable directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data.

•
Level 3: Unobservable inputs for which there is little or no market data and require the Plan to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the assets or liabilities.

The shares of registered investment companies, and the investments in the IAC/InterActiveCorp common stock fund and the self-directed brokerage account (which invests primarily in common stocks, registered investment companies and cash equivalents), are valued at quoted market prices at year-end. The fair value of common collective trust funds is based on the NAV reported by the administrator of the respective common collective trust funds. The NAV is calculated daily and is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. While the underlying assets are actively traded, the funds, however, are not publicly traded and pricing information is accessible only to Plan participants. The funds are therefore classified as Level 2. There are no restrictions on redemptions related to the common collective trust funds. There have been no changes in the valuation methodologies used at December 31, 2019 and 2018.
The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth, by level within the fair value hierarchy, Plan assets that are measured at fair value as of December 31, 2019 and 2018. During the year ended December 31, 2019 there were no transfers of assets between Level 1 and Level 2. There are no Plan assets that are measured on a recurring basis using Level 3 inputs.

	December 31, 2019
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Fair Value Measurements
Investments in registered investment companies	$171,603,717	$—	$171,603,717
Investment in IAC/InterActiveCorp common stock fund	20,063,754	—	20,063,754
Investment in self-directed brokerage account	9,451,546	—	9,451,546
Investment in common collective trust funds (a)	—	234,212,058	234,212,058
Total investments, at fair value	$201,119,017	$234,212,058	$435,331,075

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

	December 31, 2018
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Total Fair Value Measurements
Investments in registered investment companies	$135,783,229	$135,783,229
Investment in IAC/InterActiveCorp common stock fund	14,391,636	14,391,636
Investment in self-directed brokerage account	7,570,212	7,570,212
	$157,745,077	157,745,077
Investments in common collective trust funds, measured at net asset value		168,426,680
Total investments, at fair value		$326,171,757
_________________

(a)
The Plan adopted ASU No. 2018-09 on January 1, 2019, which amends the fair value hierarchy disclosure to include investments in common collective trust funds that meet the criteria of having a readily determinable fair value that were previously excluded because they were measured at fair value using the net asset per value practical expedient. ASU No. 2018-09 was adopted prospectively and, therefore, comparative period disclosure was not revised.

Note 4—Income Tax Status
The Plan received a determination letter from the IRS dated May 14, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the receipt of this determination letter. The Company ("Plan Administrator") will take the necessary steps to ensure that the Plan remains in compliance with the Code and maintains its tax exempt status. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no material uncertain tax positions taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 5—Transfers, net to Other Plans
On June 20, 2018, Match Group Inc., a subsidiary of IAC, acquired a controlling ownership stake in Hinge, a mobile-only relationship app. Effective April 15, 2019 the Company, as permitted by the relevant Plan documents, merged the accounts of all participants in the TriNet Passport 401(k) Plan for Employees of Hinge, Inc. into the Plan. As a result of this transaction, $0.3 million of net assets available for benefits for the employees of Hinge were transferred into the Plan on April 16, 2019.
On November 13, 2018, IAC sold Dictionary.com and $1.9 million of net assets available for benefits for the employees of Dictionary.com were transferred out of the Plan on May 1, 2019.
Note 6—Related-Party Transactions
One of the investment options in the Plan is common stock of IAC, the sponsor of the Plan. This investment qualifies as a party-in-interest.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Note 7—Certain Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.
Note 8—Subsequent Events
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic, which has resulted in significant volatility in the global economy. The extent to which developments related to the COVID-19 outbreak and measures designed to curb its spread impact Plan participants' account balances and the Plan's net assets available for benefits, will depend on future developments, all of which are highly uncertain and many of which are beyond the Company’s control, including the speed of contagion, the development and implementation of effective preventative measures and possible treatments, the scope of governmental and other restrictions on travel, non-essential services and other activity, and public reactions to these developments.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act provides opportunities for temporary relief to qualified retirement plans and their participants to support companies affected by the COVID-19 pandemic and their employees. All provisions provided under the CARES Act have been made available to the participants of the Plan.

IAC/InterActiveCorp Retirement Savings Plan
Supplemental Schedule
EIN: 59-2712887 Plan Number: 001
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Vanguard Institutional Index	Registered Investment Company		$49,495,000
	T. Rowe Price Retirement 2050 Trust Fund	Common Collective Trust Fund		48,568,709
	T. Rowe Price Retirement 2045 Trust Fund	Common Collective Trust Fund		38,062,264
	T. Rowe Price Retirement 2055 Trust Fund	Common Collective Trust Fund		36,394,575
	T. Rowe Price Retirement 2040 Trust Fund	Common Collective Trust Fund		34,799,636
	Fidelity Contra Fund	Registered Investment Company		26,401,694
	T. Rowe Price Retirement 2035 Trust Fund	Common Collective Trust Fund		21,986,980
*	IAC/InterActiveCorp Common Stock Fund	Stock Fund		20,063,754
	Reliance Trust Company Stable Value Fund	Common Collective Trust Fund		16,300,299
	JP Morgan Equity Income R6	Registered Investment Company		12,425,365
	T. Rowe Price Retirement 2030 Trust Fund	Common Collective Trust Fund		12,018,979
	JP Morgan Mid Cap Value Institutional Fund	Registered Investment Company		10,062,083
	Personal Choice Retirement Account	Self-directed Brokerage Account		9,451,485
	T. Rowe Price Retirement 2060 Trust Fund	Common Collective Trust Fund		9,419,858
	Hartford Small Cap Growth Y Fund	Registered Investment Company		9,013,457
	T. Rowe Price Retirement 2025 Trust Fund	Common Collective Trust Fund		8,370,669
	Vanguard Extended Market Index Institutional Fund	Registered Investment Company		8,241,690
	Hartford Mid Cap Fund Y	Registered Investment Company		7,495,045
	Oppenheimer International Growth Fund	Registered Investment Company		6,442,842
	Vanguard Tot International Stock Index Admiral Fund	Registered Investment Company		6,331,009
	PIMCO Total Return Fund	Registered Investment Company		5,920,529
	Loomis Sayles Investment Grade Bond Y Fund	Registered Investment Company		5,679,526
	Vanguard Total Bond Market Index Admiral Fund	Registered Investment Company		5,324,369
	Goldman Sachs Small Cap Value Institutional Fund	Registered Investment Company		5,071,994
	Pear Tree Polaris Foreign Value R6	Registered Investment Company		4,684,112
	T. Rowe Price Retirement 2020 Trust Fund	Common Collective Trust Fund		3,594,154
	T. Rowe Price International Discovery Fund	Registered Investment Company		3,568,726
	Oppenheimer Developing Markets Fund	Registered Investment Company		3,493,362
	T. Rowe Price Retirement Balanced Trust Fund	Common Collective Trust Fund		2,450,006
	Invesco Global Real Estate R5 Fund	Registered Investment Company		1,952,914
	T. Rowe Price Retirement 2005 Trust Fund	Common Collective Trust Fund		1,024,485
	T. Rowe Price Retirement 2015 Trust Fund	Common Collective Trust Fund		717,324
	T. Rowe Price Retirement 2010 Trust Fund	Common Collective Trust Fund		504,120
	Limited Partnership (1)	Limited Partnership		61
	Total Investments, at fair value			435,331,075
*	Notes receivable from participants	Interest rates ranging from 4.25% to 6.50%, with maturity dates through August 29, 2034		4,410,243
	Total			$439,741,318
____________________________________________

*	Party-in-interest to the Plan as defined by ERISA.

**	These investments are participant-directed and, therefore, cost information is not required.

(1)
The Limited Partnership investment has been broken out from the Personal Choice Retirement Account for purposes of this schedule. They are included together in the "Investment in self-directed brokerage account" balance in the fair value table in "Note 3—Fair Value Measurements."

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2020		IAC/InterActiveCorp Retirement Savings Plan

	By:	/s/ MICHAEL H. SCHWERDTMAN
Senior Vice President and Controller (Chief Accounting Officer) IAC/InterActiveCorp